Exhibit 2.1

AMENDMENT NO. 3

TO

AGREEMENT AND PLAN OF MERGER

This Amendment No. 3 to Agreement and Plan of Merger (this “Amendment”) is entered into as of November 30, 2022, by and among Alpine Acquisition Corporation, a Delaware corporation (“Parent”), and Two Bit Circus, Inc., a Delaware corporation (the “Company”). Parent and the Company are sometimes referred to individually as a “Party” and collectively as the “Parties”. Capitalized terms not otherwise defined in this Amendment have the meanings given to such terms in the Merger Agreement (defined below).

A. On May 18, 2022, the Parties and AAC Merger Sub Inc., a Delaware corporation and a wholly-owned subsidiary of Parent (“Merger Sub”), entered into an Agreement and Plan of Merger (as amended or modified from time to time, the “Merger Agreement”) whereby the Merger Sub will merge with and into Company (the “Merger”), with the Company being the surviving entity of the Merger (“Surviving Company”) and the Company Stockholders receiving shares of Parent Common Stock and cash as described therein in exchange for all the outstanding shares of Company Common Stock.

B. Parent and the Company previously entered into that certain Amendment to Merger Agreement, dated August 25, 2022, and that certain Amendment No. 2 to Merger Agreement, dated September 30, 2022;

C. The parties desire to amend the Merger Agreement upon the terms and conditions set forth herein.

NOW, THEREFORE, in consideration of the mutual covenants and agreements hereinafter set forth, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

1. Amendment to Section 1.6(a). Section 1.6(a) of the Merger Agreement is hereby deleted in its entirety and replaced with the following:

“(a) Conversion of Company Common Stock. At the Effective Time, subject to the terms and conditions of this Agreement, by virtue of the Merger and without any further action on the part of the Parties, each share of Company Common Stock issued and outstanding immediately before the Effective Time (other than shares cancelled pursuant to Section 1.6(d) and Dissenting Shares) will be converted into and become the right to receive, subject to Section 1.11, a number of shares of Parent Common Stock (the “Per Share Merger Consideration”) equal to (a) (i) (I) $49,600,000, minus (II) the aggregate outstanding balance of the Company Convertible Notes that are not converted into shares of the Company Common Stock immediately prior to the Closing, divided by (ii) $10.00, divided by (b) the number of shares of Company Common Stock issued and outstanding immediately prior to the Effective Time (other than shares cancelled pursuant to Section 1.6(d)).”

2. Section 6.2(t). A new Section 6.2(t) is hereby added to the Merger Agreement as follows:

“(t) Waiver of Special Dividend. The Parent shall have received evidence that the holders of 100% of the Company Common Stock immediately prior to the Closing Date have waived the right to receive any dividend of Parent Common Stock declared by Parent and payable to holders of record of Parent Common Stock within five (5) Business Days following the Closing Date.”

3. Amendment to Section 7.1(b). Section 7.1(b) of the Merger Agreement is hereby deleted in its entirety and replaced with the following:

“(b) by either Parent or the Company if the Closing has not occurred at or before 5:00 p.m. Eastern Time on March 2, 2023 (the “Termination Date”); provided that the right to terminate this Agreement pursuant to this Section 7.1(b) shall not be available to any Party whose action or failure to act has been a principal cause of or primarily resulted in the failure of the Closing to occur on or before such date and such action or failure to act constitutes a breach of this Agreement.”

4. Counterparts. This Amendment may be executed by the parties in counterparts, and the executed counterparts shall be deemed by the parties as a single executed and binding document and may be delivered by facsimile to the parties and their counsel.

5. Ratification. Except as expressly set forth herein, all of the terms and conditions of the Merger Agreement shall remain unchanged and in full force and effect. This Amendment may not be amended or modified, expect pursuant to a written agreement signed by the party to be charged therewith.

6. Governing Law; Jurisdiction. This Amendment shall be governed by the laws of the State of Delaware without regard to conflict of law principles that would result in the application of any law other than the law of the State of Delaware.

7. Miscellaneous. To the extent applicable, the provisions of Article IX (Miscellaneous) of the Merger Agreement are hereby incorporated by reference as if set forth herein.

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IN WITNESS WHEREOF, the undersigned have caused this Amendment to be executed and delivered by each of them or their respective officers thereunto duly authorized, all as of the date first written above.

PARENT

ALPINE ACQUISITION CORPORATION

By:	/s/ Elan Blutinger
Name:	Elan Blutinger
Title:	Chairman

COMPANY

TWO BIT CIRCUS, INC.

By:	/s/ Kim Schaefer
Name:	Kim Schaefer
Title:	Chief Executive Officer

[Signature Page to Amendment No. 3 to Merger Agreement]